[redacted]

08025767 ... COMMISSION
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foothill Securities, Inc.
FINRA #1027

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Dana Street
(No. and Street)

Mountain View (City) CA (State) 94041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Flynn 650-625-9701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lautze & Lautze CPAs & Financial Advisors
(Name – *if individual, state last, first, middle name*)

111 West St. John Street, Ste 1010 (Address) San Jose (City) CA (State) 95113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17/08

CONTENTS

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the financial information as of December 31, 2007 and for the year then ended pertaining to *Foothill Securities, Inc.* (the Company) contained in Form X-17A-5 and the statement of cash flows on page 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial information included in Form X-17A-5 and the statement of cash flows on page 15 referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
February 15, 2008

FORM
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: FOOTHILL SECURITIES, INC. [0013]

SEC File Number: 8- 11117 [0014]

Address of Principal Place of Business: 150 E. DANA STREET [0020]

MOUNTAIN VIEW [0021] CA [0022] 94041 [0023]

Firm ID: 1027 [0015]

For Period Beginning 01/01/2007 [0024] And Ending 12/31/2007 [0025]

Name and telephone number of person to contact in regard to this report:
Name: CHRISTINE FLYNN, COO/CFO [0030] Phone: (650)625-9701 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:
Name: ____ [0032] Phone: ____ [0033]
Name: ____ [0034] Phone: ____ [0035]
Name: ____ [0036] Phone: ____ [0037]
Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

See notes to financial statements.

ASSETS

Consolidated ◌ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	918,395 [0200]		918,395 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	[0295]		
	B. **Other**	155,283 [0300]	114,817 [0550]	270,100 [0810]
3.	Receivables from non-customers	11,500 [0355]	[0600]	11,500 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **S pommodities o**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securitie s** [0150]			
	B. **Other securities** [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

See notes to financial statements.

A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	81,207 [0680]	81,207 [0920]
11. Other assets	[0535]	76,930 [0735]	76,930 [0930]
12. **TOTAL ASSETS**	1,085,178 [0540]	272,954 [0740]	1,358,132 [0940]

See notes to financial statements.

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	297,695 [1155]	[1355]	297,695 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	129,781 [1205]	[1385]	129,781 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. f outsiders o m [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. f outsiders o m [1000]			
2. Includes equity			

See notes to financial statements.

subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	427,476 [1230]	0 [1450]	427,476 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,168 [1792]
C. Additional paid-in capital	313,325 [1793]
D. Retained earnings	612,163 [1794]
E. Total	930,656 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	930,656 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	1,358,132 [1810]

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2007 [3932]	Period Ending 12/31/2007 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	481,025 [3935]
b.	**Commissions on listed option transactions**	43,552 [3938]
c.	**All other securities commissions**	[3939]
d.	**Total securities commissions**	524,577 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	16,774,443 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	8,400,073 [3975]
8.	Other revenue	3,218,284 [3995]
9.	Total revenue	28,917,377 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		620,925 [4120]
11.	Other employee compensation and benefits		26,751,423 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		188,241 [4195]
15.	Other expenses		1,308,164 [4100]
16.	Total expenses		28,868,753 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)	48,624 [4210]

See notes to financial statements.

18. Provision for Federal Income taxes (for parent only)			4,304 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a.	**After Federal income taxes of**	[4238]	
20. Extraordinary gains (losses)			[4224]
a.	**After Federal income taxes of**	[4239]	
21. Cumulative effect of changes in accounting principles			[4225]
22. Net income (loss) after Federal income taxes and extraordinary items			44,320 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items	-49,744 [4211]

See notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

See notes to financial statements.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			930,656 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			930,656 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			930,656 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		272,954 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		4,000 [3610]	-276,954 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			653,702 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			
	1. **Exempted securities**		[3735]	
	2. **Debt securities**		[3733]	

See notes to financial statements.

3. Options		[3730]	
4. Other securities		12,750 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-12,750 [3740]
10. Net Capital			640,952 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	28,498 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	590,952 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	598,204 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			427,476 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			427,476 [3840]

See notes to financial statements.

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 67 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

See notes to financial statements.

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	_ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	_ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	_ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	_ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	_ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	_ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	_ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	_ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	_ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	_ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		824,474 [4240]
A.	**Net income (loss)**		44,320 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	61,862 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		930,656 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

See notes to financial statements.

FOOTHILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007

Cash flows from operating activities:		
Net income		$ 44,320
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization	17,716	
Loss on disposal of property and equipment	1,105	
Decrease (increase) in assets:		
Commissions receivable	178,591	
Other assets	(38,906)	
Decrease (increase) in liabilities:		
Commissions payable	(140,901)	
Accrued liabilities	41,199	
Net adjustments		58,804
Net cash provided by operating activities		103,124
Cash flows from investing activities:		
Purchases of property and equipment	(5,912)	
Proceeds from disposal of property and equipment	6,112	
Net cash used by investing activities		200
Cash flows from financing activities:		
Capital contributed by stockholders	63,913	
Common stock repurchased from terminated representatives	(2,051)	
Payments on capitalized lease obligation	(3,619)	
Net cash provided by financing activities		58,243
Net increase in cash		161,567
Cash:		
Beginning of year		756,828
End of year		$ 918,395
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes		$ 13,080
Interest		$ 2,555
Non-cash investing activity:		
Purchases of property and equipment, with amount due included in accrued liabilities		$ 42,039

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Foothill Securities, Inc. (the Company) is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority (FINRA), and licensed by the Securities and Exchange Commission (SEC) and the California Department of Corporations.

The Company was incorporated in California on October 11, 1962, and conducts business from fifty-nine Offices of Supervisory Jurisdiction (OSJ) located in that state, in addition to two OSJ offices in Hawaii and one in Arizona.

Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies which follow are described to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value due to the short maturity of these instruments. The carrying value of any debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Commissions Receivable and Payable

Commissions receivable are uncollateralized commissions due to the Company from sales of mutual funds, stock trades, variable products, and direct participation programs. When orders are placed, the Company records an estimated commission receivable and an estimate of the related commission payable to the registered representatives.

The Company reviews all open orders every ninety days with the respective registered representatives responsible for placing those orders. If any order is determined to be no longer valid, then the related commission receivable and commission payable are voided.

Payments of commissions receivable are allocated to specific investor orders.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Property and Equipment

Company properties are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $1,000 or more are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the double declining balance and straight-line methods over the following estimated useful lives:

Computer equipment	5 years
Office equipment	5 - 7 years
Software	3 years
Leasehold improvements	8 years

Revenue Recognition

The Company's revenue is generated from registered investment advisory fees derived from asset management and financial planning fees, and concessions and commissions related to sales of mutual funds, stock trades, variable products, fixed products, and direct participation programs. Revenue is recorded when earned.

Income Taxes

The provision for income taxes includes federal income and California franchise taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

Concentrations of Credit Risk

The Company maintains its cash in bank accounts, which may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on cash and cash equivalents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are charged to operations when incurred. For the year ended December 31, 2007, advertising expense was $15,052.

2. CASH CLEARING DEPOSIT ACCOUNTS

In the event that a registered representative incurs a market action error, the Company has available a clearing deposit that can cover such errors to the extent of $100,000 with Pershing, LLC. When a registered representative creates such a loss, the representative is contractually obligated to reimburse the Company.

The Company also has a $10,000 clearing fund deposit with The Depository Trust & Clearing Corporation, which is required by the NSCC as a condition for utilizing the Fund/SERV and Insurance Processing Services.

Both of these deposits are included in cash.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6-2/3%) of aggregated indebtedness or $50,000. The rule also defines the required ratio of aggregate indebtedness to net capital. The Company has computed the net capital and aggregate indebtedness calculations in accordance with FINRA Notice to Members, Numbers 84-48 and 85-5, respectively. At December 31, 2007, the Company has net capital of $640,952, which was $590,952 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .67 to 1.00.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$ 121,706
Office equipment	66,999
Software	13,884
Leasehold improvements	1,478
	204,067
Less accumulated depreciation and amortization	(122,860)
	$ 81,207

For the year ended December 31, 2007, depreciation and amortization expense was $17,716.

5. Other Assets

Other assets consist of the following:

Prepaid insurance	$	54,648
Security deposit		3,230
Prepaid taxes		8,054
Other prepaid expenses		10,998
	$	76,930

6. Other Liabilities

Other liabilities consist of the following:

Accounts payable	$	16,120
Capitalized lease obligations		5,610
Accrued payroll		21,486
Other accrued expenses		73,200
Deferred revenue		13,365
	$	129,781

7. Capitalized Lease Obligation

The Company has a capital lease for office equipment costing $10,203 that has been capitalized as an asset and is being amortized over six years. The monthly payment for the lease is $1,039, and bears interest at 37.5%. In addition, the Company had another capital lease for office equipment costing $10,825 that had been capitalized as an asset and was being amortized over three years, with monthly payments of $301, and bearing no interest. During the year, this lease was terminated. Accumulated amortization for both leases as of December 31, 2007 is $10,804, and current year amortization of $2,538 has been included in depreciation and amortization expense.

Future minimum lease payments are as follows:

2008	$	4,157
2009		4,157
Total future lease payments		8,314
Less amount representing interest		(2,704)
Present value of future payments	$	5,610

8. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Currently payable	$ 1,358	$ 2,946	$ 4,304

The principal reasons for the difference between the statutory federal income tax rate of 15% and the effective income tax rate of 2.2% are as follows:

Computed federal tax payable using the statutory income tax rates	$ 2,363
Temporary differences	(1,005)
	$ 1,358

9. COMMON STOCK

Shares Authorized, Issued and Outstanding

At December 31, 2007, 10,000,000 shares of common stock were authorized and 3,958,129 shares were issued and outstanding.

Additional Capital Contributed

During the year, as a result of representatives' assessments, additional paid-in capital of $63,913 was contributed to the Company.

Common Stock Repurchase

During the year, the Company repurchased 13,097 shares of common stock from terminated representatives at a total cost of $2,051.

10. 401(K) PROFIT SHARING PLAN AND TRUST

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan for all eligible employees. Eligible employees are defined as all full-time employees who have attained age 21, and who have been employed at least one year and have completed at least 1,000 hours of service annually. Employees may elect to defer 1% to 25% of their salary, up to the federal limit, and are 100% vested upon entering the plan. The Company annually matches the participants' contribution up to 4% of participants' gross wages. The Company may also elect to make a discretionary contribution annually to the profit sharing plan and trust. In 2007, the Company contributed a total of $101,080 under these arrangements.

11. COMMITMENTS, RELATED PARTY AND SUBSEQUENT EVENT

Facility Lease

Subsequent to year-end, the Company entered into a lease agreement for their new corporate office, with a related party limited liability company (LLC), which includes certain stockholders that are also stockholders of the Company. Under the terms of the lease, the Company pays a monthly rent of $6,937, plus their share of utilities and taxes. The lease expires on January 13, 2013. The future minimum rental commitments are as follows:

Year Ending December 31,	Amount
2008	$ 76,313
2009	83,250
2010	83,250
2011	83,250
2012	83,250
Thereafter	6,937
	$ 416,250

The Company's lease on its prior corporate office expired on August 31, 2007. The Company entered into a month-to-month agreement, after the lease expired, through January 31, 2008.

Rent expense was $39,276 for the year ended December 31, 2007.

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

We have audited the financial statements as of December 31, 2007 and for the year then ended pertaining to *Foothill Securities, Inc,* contained in the Form X-17A-5 and the statement of cash flows on page 15 and have issued our report thereon dated February 15, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
February 15, 2008

FOOTHILL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AND
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2007

Schedule I

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Pershing, LLC
One Pershing Plaza
Jersey City, NJ 07399

Firm is a FINRA member.

FOOTHILL SECURITIES, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2007

Schedule II

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on page 11.

OATH OR AFFIRMATION

I, Christine Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foothill Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christine Flynn
Signature

CFO, COO & CCO
Title

Kelly Bartel See Attached.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Santa Cruz

Subscribed and sworn to (or affirmed) before me on this 19 (Date) day of February (Month), 2008 (Year), by
(1) Christine Flynn (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)
(and
(2) ______________________ (Name of Signer),
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

KELLY BORTZ
Commission # 1721528
Notary Public - California
Santa Cruz County
My Comm. Expires Jan 28, 2011

Place Notary Seal Above

Signature Kelly Bortz
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Foothill Securities, Inc.
Mountain View, California

In planning and performing our audit of the financial statements and supplemental schedules of *Foothill Securities, Inc.* (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lautze & Lautze

San Jose, California
February 15, 2008

END